U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4/A

              AMENDMENT TO FORM 4 - TRANSACTION CODE WAS LEFT OUT

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Sanderson                           William              R.
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   (Last)                           (First)             (Middle)

225 North 13th Avenue
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                                    (Street)

Laurel                              Mississippi          39440
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


SAFM
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

     April 2002
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

          Director of Marketing
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, par value              4/01/02         S               4,000              $27.55
$1.00 per share                      4/02/02         S               6,000              $26.75
                                     4/03/02         S              10,000       D      $26.8045 2,804,672      I         (1)
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                                                                                                                          Cust. for
Common Stock, par value                                                                                                   minor
$1.00 per share                                                                                     28,134      I         Children
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                                                                                                                          Director
Common Stock par value                                                                                                    of private
$1.00 per share                                                                                    150,604      I         foundation
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Common Stock par value                                                                                                    Owner of
$1.00 per share                                                                                    128,835      D         record
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Common Stock par value                                                                                                    ESOP
$1.00 per share                                                                                      9,256      I         Allocation
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Common Stock par value
$1.00 per share                                                                                      8,460      I         Wife owns

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The amount reported on Form 4 includes 2,804,672 shares of common stock benefically owned by Mr. Sanderson as co-executor of the Estate of Joe Frank
Sanderson, deceased. The co-executors share voting and investment power with respect to the 2,804,672 shares owned directly by the Estate. The amount in the table also includes 150,604 shares owned directly by a private foundation established by Joe Frank Sanderson for which William R. Sanderson serves as a director, and as such, shares voting and investment power with the other directors of the foundation with respect to such shares. With respect to the
9,256 shares shown as indirect ownership by virtue of their allocation to Mr.
Sanderson's account under the Employee Stock Ownership Trust established by
Sanderson Farms, Inc. Mr. Sanderson has sole voting power over such shares, but the investment power in such shares are exercised by the trustees of the ESOP.
This Form 4 includes 28,134 shares of common stock held by William R. Sanderson as custodian for his minor children over which he exercises sole voting and investment power.
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*    If the Form is filed by more than one Reporting Person, see
     Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Incentive                                                                      Common
Stock Options       $10.875  3/07/02  S               7,500  7/25/97  7/25/02  Stock     7,500   $22.62        0
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                                                                               Common
                    $15.00   4/02/02  S               7,500  7/24/98  7/24/07  Stock     7,500   $26.64        0
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                                                                               Common
                    $13.00                                   4/23/99* 4/23/08  Stock                       2,500
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                                                                               Common
                    $ 7.46875                                4/21/01* 4/21/10  Stock                       7,500
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                                                                               Common
                    $ 7.188                                  5/01/01* 5/01/10  Stock                       7,500
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                                                                               Common
                    $11.10                                   4/28/02* 4/28/11  Stock                       7,500
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Explanation of Responses:
*The options reported became 25% vested on the date indicated, and continue to vest at 25% on each anniversary date thereafter until fully vested.


     /s/William R. Sanderson                                  April 29, 2002
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.